January 28, 2025

Saagar Govil
Chief Executive Officer
CEMTREX INC
153 Fell Court
Hauppauge, NY 11788

       Re: CEMTREX INC
           Schedule 14C Information Statement
           Filed January 13, 2025
           File No. 001-37464
Dear Saagar Govil:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing